CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition
as of December 31, 2016
and Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Main Street
                             (No. and Street)

San Francisco   California   94105
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Schrick   (720) 418-4545
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                          (Name - if individual, state last, first, middle name)

555 Mission Street   San Francisco   California   94105
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in
this form are not required to respond unless the form displays a currently valid OMB control number.**

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Charles Schwab & Co., Inc.
San Francisco, California

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2017

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016 (In millions, except share and per share amounts)

Assets

Cash and cash equivalents	$ 1,908
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $9,547)	21,217
Receivables from brokers, dealers, and clearing organizations	589
Receivables from brokerage clients — net	17,063
Securities owned — at fair value	373
Equipment, office facilities, and property — net	825
Goodwill	428
Other assets	591
Total assets	$ 42,994

Liabilities and Stockholder's Equity

Payables to brokers, dealers, and clearing organizations	$ 2,402
Payables to brokerage clients	34,899
Accrued expenses and other liabilities	1,885
Finance lease obligation	68
Total	39,254
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	1,707
Retained earnings	2,033
Total stockholder's equity	3,740
Total liabilities and stockholder's equity	$ 42,994

See Notes to Consolidated Statement of Financial Condition.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

1. Organization and Nature of Business

Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with over 335 domestic branch offices in 46 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, England. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Schwab is registered as an investment advisor with the SEC. Additionally, Schwab is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the commodity futures and trading activities it conducts as an introducing broker. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations. Schwab is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), NYSE Arca, and the Chicago Board Options Exchange. The primary regulators of Schwab are FINRA and, for municipal securities, the MSRB. The National Futures Association is Schwab's primary regulator for futures and commodities trading activities.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States (U.S.), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Certain estimates relate to valuation of goodwill, allowance for doubtful accounts and legal and regulatory reserves. Actual results may differ from those estimates. Intercompany balances and transactions have been eliminated.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. Government and agency securities. Resale agreements are accounted for as collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The Company obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by the Company, with additional collateral obtained to ensure full collateralization. Cash and investments segregated also include certificates of deposit and U.S. Government securities. Certificates of deposit and U.S. Government securities are recorded at fair value. Pursuant to applicable regulations, client cash balances not used for margin lending are segregated into investment accounts maintained for the exclusive benefit of clients.

Receivables from brokerage clients

Receivables from brokerage clients includes margin loans to securities brokerage clients and other trading receivables from clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

allowance for doubtful accounts. The Company monitors margin levels and requires clients to deposit additional collateral, or reduce margin positions to meet minimum collateral requirements if the fair value of the collateral changes. Receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved for in the allowance for doubtful accounts, except in the case of confirmed fraud, which is reserved immediately. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the consolidated statement of financial condition.

Securities owned

Securities owned are recorded at fair value based on quoted market prices or other observable market data.

Securities borrowed and securities loaned

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded to ensure full collateralization.

Equipment, office facilities, and property

Equipment, office facilities, and property are recorded at cost net of accumulated depreciation and amortization, except for land, which is recorded at cost. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of five to seven years. Buildings are depreciated on a straight-line basis over 20 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. The Company's annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair values of each of the Company's reporting units (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to their carrying values. Based on the Company's analysis, fair value significantly exceeded the carrying value of the Company as of its annual testing date.

Guarantees and indemnifications

The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of obligations relating to guarantees are estimated based on transactions for similar guarantees or expected present value measures.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the consolidated financial statement on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The Company's policy is to recognize transfers of financial instruments between levels as of the beginning of the reporting period in which a transfer occurs.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets and liabilities measured at fair value on a recurring basis include certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, and securities owned. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

assets. The Company generally obtains prices from at least three independent pricing sources for assets recorded at fair value.

The Company's primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. The Company compares the prices obtained from its primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts.

Fair value of other financial instruments

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of other financial instruments are described below. The Company's financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

- *Cash and cash equivalents* are short-term in nature and accordingly are recorded at amounts that approximate fair value.

- *Cash and investments segregated and on deposit for regulatory purposes* include cash and securities purchased under resale agreements. Securities purchased under resale agreements are short-term in nature and are backed by collateral that both exceeds the carrying value of the resale agreement and is highly liquid in nature. Accordingly, the carrying values of these financial instruments approximate their fair values.

- *Receivables from/payables to brokers, dealers, and clearing organizations* are short-term in nature, recorded at contractual amounts and historically have been settled at those values. Accordingly, the carrying values of these financial instruments approximate their fair values.

- *Receivables from/payables to brokerage clients — net* are short-term in nature, recorded at contractual amounts and historically have been settled at those values. Accordingly, the carrying values of these financial instruments approximate their fair values.

- *Financial instruments included in other assets* primarily consist of cost method investments and other loans and advances whose carrying values approximate fair value.

- *Financial instruments included in accrued expenses and other liabilities* consist of drafts payable and certain amounts due under contractual obligations. The carrying values of these instruments approximate their fair values.

- *Finance lease obligation* is recorded at carrying value, which approximates fair value.

New Accounting Standards

Adoption of New Accounting Standards

On January 1, 2016, the Company adopted ASU 2015-02, "Consolidation (Topic 810)," which amends the analysis a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The new guidance is applicable to all entities but provides an exception for reporting entities with interests in legal entities that

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The adoption of ASU 2015-02 did not have an impact on the Company's consolidated statement of financial condition as the new guidance did not change any consolidation conclusions reached in accordance with the previous guidance.

On January 1, 2016, the Company also adopted ASU 2015-05, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)," which provides new guidance that clarifies customers' accounting for fees paid in a cloud computing arrangement. Under the new guidance, if a cloud computing arrangement includes a software license, the customer shall account for the software license element of the arrangement consistent with the acquisition of other software licenses. If the cloud computing arrangement does not include a software license, the customer shall account for the arrangement as a service contract. The guidance applies to all new arrangements entered into after January 1, 2016. The adoption of ASU 2015-05 did not have an impact on the Company's consolidated statement of financial condition.

New Accounting Standards Not Yet Adopted

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments – Overall (Subtopic 825-10)," which will become effective January 1, 2018. This new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions of the guidance include (i) most equity investments are to be measured at fair value with changes in fair value recognized in net income, except for those accounted for under the equity method or those that do not have readily determinable fair values for which a practical expedient can be elected, (ii) requires the use of an exit price notion when measuring the fair value of financial instruments for disclosure purposes, and (iii) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial instrument on the consolidated statement of financial condition or in the accompanying notes. The Company does not expect the adoption of ASU 2016-01 will have a material impact on its consolidated statement of financial condition.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" which amends the accounting for leases by lessees and lessors. The primary change as a result of the new standard is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances and expanded lease disclosures. ASU 2016-02 will become effective January 1, 2019, with early adoption permitted, and requires entities to apply the new guidance using a modified retrospective transition. Modified retrospective transition requires entities to apply the new guidance as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard. Certain transition reliefs are permitted if elected by the entity. The adoption of ASU 2016-02 will result in the Company recognizing a right-of-use asset and lease liability on the consolidated statement of financial condition based on the present value of remaining operating lease payments (see Note 9 for the undiscounted future annual minimum rental commitments for operating leases).

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

3. **Receivables from and Payables to Brokerage Clients**

Receivables from and payables to brokerage clients as of December 31, 2016 are detailed below:

Receivables	
Margin loans, net of allowance for doubtful accounts	$ 15,115
Other brokerage receivables	1,948
Receivables from brokerage clients – net	$ 17,063
Payables	
Interest-bearing payables	$ 27,439
Non-interest-bearing payables	7,460
Payables to brokerage clients	$ 34,899

4. **Securities Owned**

A summary of securities owned at December 31, 2016 is as follows:

Equity and bond mutual funds	$	196
Schwab Funds® money market funds		108
State and municipal debt obligations		41
Equity, U.S. Government and corporate debt, and other securities		28
Total securities owned	$	373

Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions. The Company's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. State and municipal debt obligations, equity, U.S. Government and corporate debt, and other securities include securities held to meet clients' trading activities.

5. **Equipment, Office Facilities, and Property**

Equipment, office facilities, and property consisted of the following at December 31, 2016:

Software	$	1,309
Buildings		378
Leasehold improvements		334
Information technology equipment		293
Furniture and equipment		171
Telecommunications equipment		64
Land		50
Construction in progress		21
Total equipment, office facilities, and property		2,620
Accumulated depreciation and amortization		(1,795)
Total equipment, office facilities, and property — net	$	825

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

6. **Other Assets**

The components of other assets at December 31, 2016 are as follows:

Accounts receivable [1]	$	240
Receivables from affiliates		134
Prepaid expenses		80
Deferred tax asset – net		59
Income tax receivable		37
Interest and dividends receivable		13
Other		28
Total other assets	$	591

[1] Accounts receivable includes accrued service fee income.

7. **Payables to Brokers, Dealers, and Clearing Organizations**

Payables to brokers, dealers, and clearing organizations at December 31, 2016 consisted of the following:

Deposits for securities loaned	$	1,992
Payables to broker-dealers		280
Payables to clearing organizations		99
Payables for securities failed to receive		31
Total payables to brokers, dealers, and clearing organizations	$	2,402

8. **Borrowings**

Schwab maintains a $2.5 billion credit facility with CSC which is scheduled to expire in December 2017. Borrowings under this facility do not qualify as regulatory capital for Schwab. There were no funds drawn under this facility at December 31, 2016.

To manage its regulatory capital requirement, Schwab maintains a $1.5 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes and is scheduled to expire in March 2018. There were no borrowings outstanding under this facility at December 31, 2016.

Subordinated borrowings are included in Schwab's net capital pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see "Notes – 15. Regulatory Requirements").

A Schwab subsidiary has a finance lease obligation related to an office building and land under a 20-year lease. At December 31, 2016, the carrying value of the office building and land was $79 million. The remaining finance lease obligation of $68 million at December 31, 2016, is being reduced by a portion of the lease payments over the remaining lease term of eight years. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary. Accordingly, Schwab does not consolidate the assets and liabilities of the subsidiary for purposes of its net capital computation.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with several banks. CSC has direct access to certain of these credit lines, which if borrowed, would reduce the amount available to Schwab. There were no borrowings outstanding under these lines at December 31, 2016.

9. Commitments and Contingencies

Operating leases and other commitments: Schwab has non-cancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The aggregate future minimum rental commitment under the lease was $8 million at December 31, 2016. The agreement includes two additional four-year extension options, which may be exercised at prevailing market rates.

Future annual minimum rental commitments under these operating leases, including the commitment on the lease agreement with an affiliate, net of contractual operating subleases, at December 31, 2016, are as follows:

	Operating Leases	Subleases	Net
2017	$ 113	$ 2	$ 111
2018	104	2	102
2019	81	2	79
2020	70	2	68
2021	60	2	58
Thereafter	317	1	316
Total	$ 745	$ 11	$ 734

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

Purchase obligations: The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. At December 31, 2016, the Company had purchase obligations as follows:

2017	$ 202
2018	84
2019	43
2020	21
2021	20
Thereafter	200
Total	$ 570

Guarantees and indemnifications: Schwab has clients that sell (i.e., write) listed option contracts that are cleared by the Options Clearing Corporation (OCC) – a clearing house that establishes margin requirements on these transactions. Schwab partially satisfies the margin requirements by arranging unsecured standby letter of credit agreements (LOCs), in favor of the OCC, which are issued by several banks. At December 31, 2016, the aggregate face amount of these LOCs totaled $225 million. There were no funds drawn under any of these LOCs at December 31, 2016. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by providing cash as collateral.

Schwab also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

meet shortfalls. Schwab's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. The potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Legal contingencies: The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation.

Based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any pending matter would be material to the financial condition of the Company. Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; potential opportunities for settlement and the status of any settlement discussions; and potential insurance coverage and indemnification. It may not be possible to reasonably estimate potential liability, if any, or a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

10. Financial Instruments Subject to Off-Balance Sheet Credit Risk or Concentration Risk

Off-Balance Sheet Credit Risk

Resale and repurchase agreements: Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value at or in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. Schwab utilizes the collateral provided under these resale agreements to meet obligations under broker-dealer client protection rules, which place limitations on its ability to access such segregated securities. For Schwab to repledge or sell this collateral, it would be required to deposit cash and/or securities of an equal amount into its segregated reserve bank accounts in order to meet its segregated cash and investment requirement. Schwab's resale agreements are not subject to master netting arrangements.

Securities lending: Schwab loans client securities temporarily to other brokers in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary.

Schwab borrows securities from other broker-dealers to fulfill short sales by clients and delivers cash to the lender in exchange for the securities. The fair value of these borrowed securities was $197 million at December 31, 2016. All of Schwab's securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers. Schwab does not net securities lending transactions. Therefore, Schwab's securities loaned and securities borrowed are presented gross in the consolidated statement of financial condition.

The following table presents information about Schwab's resale agreements and securities lending activity to enable the users of Schwab's statement of financial condition to evaluate the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2016.

	Gross Assets / Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		Net Amount
				Counterparty Offsetting	Collateral	
Assets:						
Resale agreements [1]	$ 9,547	$ -	$ 9,547	$ -	$ (9,547)[2]	$ -
Securities borrowed [3]	377	-	377	(199)	(175)	3
Total	$ 9,924	$ -	$ 9,924	$ (199)	$ (9,722)	$ 3
Liabilities:						
Securities loaned [4,5]	$ 1,992	$ -	$ 1,992	$ (199)	$ (1,658)	$ 135
Total	$ 1,992	$ -	$ 1,992	$ (199)	$ (1,658)	$ 135

[1] Included in cash and investments segregated and on deposit for regulatory purposes in the consolidated statement of financial condition.

[2] Actual collateral was greater than or equal to 102% of the related assets. At December 31, 2016, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $9.8 billion.

[3] Included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition.

[4] Included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition.

[5] Securities loaned are predominantly comprised of equity securities with overnight and continuous remaining contractual maturities.

Client trade settlement: Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending: Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities available, under such regulations, for Schwab to utilize as collateral, and the amounts pledged by Schwab, as of December 31, 2016.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

Fair value of client securities available to be pledged	$ 21,286
Fair value of client securities pledged for:	
Securities lending to other broker-dealers	1,623
Fulfillment of client short sales	2,016
Fulfillment of requirements with the Options Clearing Corporation[1]	1,399
Total collateral pledged	$ 5,038

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $58 million as of December 31, 2016.

[1] Client securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

Concentration Risk

Schwab has exposure to concentration risk when holding large positions of financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

Schwab also has exposure to concentration risk from its margin and securities lending activities collateralized by securities of a single issuer or industry. This concentration risk is mitigated by collateral arrangements that require the fair value of such collateral exceeds the amounts loaned, as described above.

11. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see "Notes – 2. Summary of Significant Accounting Policies". The Company did not transfer any assets or liabilities between Level 1, Level 2, or Level 3 during 2016. In addition, the Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2016.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2016. Liabilities recorded at fair value were not material, and therefore are not included in the following table.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Cash equivalents:				
Money market funds	$ 770	$ -	$ -	$ 770
Investments segregated and on deposit for regulatory purposes:				
Certificates of deposit	-	2,525	-	2,525
U.S. Government securities	-	6,111	-	6,111
Total investments segregated and on deposit for regulatory purposes	-	8,636	-	8,636
Securities owned:				
Equity and bond mutual funds	196	-	-	196
Schwab Funds® money market funds	108	-	-	108
State and municipal debt obligations	-	41	-	41
Equity, U.S. Government and corporate debt, and other securities	2	26	-	28
Total securities owned	306	67	-	373
Total	$ 1,076	$ 8,703	$ -	$ 9,779

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

Fair Value of Other Financial Instruments

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of other financial instruments are also described in "Notes – 2. Summary of Significant Accounting Policies". There were no significant changes in these methodologies or assumptions during 2016. The following table presents the fair value hierarchy for other financial instruments at December 31, 2016:

	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets:					
Cash and cash equivalents	$ 1,138	$ -	$ 1,138	$ -	$ 1,138
Cash and investments segregated and on deposit for regulatory purposes	12,576	-	12,576	-	12,576
Receivables from brokers, dealers, and clearing organizations	589	-	589	-	589
Receivables from brokerage clients – net	17,059	-	17,059	-	17,059
Other assets	17	-	17	-	17
Total	$ 31,379	$ -	$ 31,379	$ -	$ 31,379
Liabilities:					
Payables to brokers, dealers, and clearing organizations	$ 2,402	$ -	$ 2,402	$ -	$ 2,402
Payables to brokerage clients	34,899	-	34,899	-	34,899
Accrued expenses and other liabilities	1,026	-	1,026	-	1,026
Finance lease obligation	68	-	68	-	68
Total	$ 38,395	$ -	$ 38,395	$ -	$ 38,395

12. Related-Party Transactions

Certain related-party transactions between Schwab, CSC and its affiliates are described below.

Schwab provides administrative services for Charles Schwab Investment Management, Inc. and Schwab Retirement Plan Services, Inc., both subsidiaries of CSC, and other affiliates.

Schwab enables clients to sweep excess cash held in brokerage accounts into deposit accounts at Charles Schwab Bank (Schwab Bank). At December 31, 2016, these sweep deposit balances totaled $132.4 billion. Additionally, Schwab provides technology, support, and other services to Schwab Bank, a subsidiary of CSC, and other affiliates.

Schwab pays management fees to affiliates for recordkeeping and administrative services. In addition, clients of Schwab Retirement Plan Services, Inc. transact certain brokerage business with Schwab, for which Schwab pays Schwab Retirement Plan Services, Inc. a percentage of the commission and fee revenues generated.

Receivables from affiliates were $134 million at December 31, 2016 and are included in other assets. Payables to affiliates including the effects of the transactions listed above were $153 million at December 31, 2016 and are included in accrued expenses and other liabilities.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

CSC provides Schwab with a $2.5 billion credit facility, which is scheduled to expire in December 2017. There were no funds drawn under this facility at December 31, 2016.

To manage its regulatory capital requirement, Schwab maintains a $1.5 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes and is scheduled to expire in March 2018. There were no borrowings outstanding under this facility at December 31, 2016.

13. Employee Incentive and Retirement Plans

Employees, officers, and directors of Schwab participate in stock incentive plans sponsored by CSC.

CSC's share-based incentive plans provide for granting options and restricted stock units to employees, officers, and directors. In addition, CSC offers retirement and employee stock purchase plans to eligible employees.

CSC issues shares for stock options and restricted stock units from treasury stock. At December 31, 2016, CSC was authorized to grant up to 50 million common shares under its existing stock incentive plans. Additionally, at December 31, 2016, CSC had 38 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2016, there was $254 million of total unrecognized compensation cost related to outstanding stock options and restricted stock units, which is expected to be recognized through 2020 with a remaining weighted-average service period of 1.9 years for stock options, 2.5 years for restricted stock units, and 0.5 years for performance stock units.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to five-year period from the date of grant.

CSC's stock option activity is summarized below:

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2016	37	$ 22.12	6.50	$ 649
Vested and expected to vest at December 31, 2016	37	$ 22.03	6.47	$ 646
Vested and exercisable at December 31, 2016	23	$ 17.94	5.21	$ 505

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

Information on CSC's stock options granted and exercised for the year ended December 31, 2016 is presented below:

Weighted-average fair value of options granted per share	$ 8.73
Cash received from options exercised	144
Tax benefit realized on options exercised	38
Aggregate intrinsic value of options exercised	149

Management uses an option pricing model to estimate the fair value of options granted. The model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options. The assumptions used to value CSC's options granted during 2016 and their expected lives were as follows:

Weighted-average expected dividend yield	1.22%
Weighted-average expected volatility	30%
Weighted-average risk-free interest rate	1.8%
Expected life (in years)	4.7-7.3

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period. Restricted stock units are restricted from transfer or sale and generally vest annually over a three- to five-year period, while performance-based restricted stock units also require CSC achieve certain financial or other measures prior to vesting. The fair value of restricted stock units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The fair value of the restricted stock units that vested during 2016 was $105 million.

CSC's restricted stock units activity is summarized below:

	Number of Units	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2016	8	$ 29.41

Retirement Plan

Employees of Schwab can participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

Financial Consultant Career Achievement Plan

CSC's Financial Consultant (FC) career achievement plan was implemented in January 2014 and is a noncontributory, unfunded, nonqualified plan for eligible FCs. An FC is eligible for earned cash payments after retirement contingent upon meeting certain performance levels, tenure, age and client transitioning requirements. Allocations to the plan are completed annually by CSC and are subject to general creditors of CSC. Based on the performance level achieved, an FC will receive an award calculated as a percentage of eligible compensation. Full vesting occurs when an FC reaches

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Tabular amounts in millions, except option price amounts)

60 years of age and has at least ten years of service with CSC. CSC is using the Society of Actuaries MP-2016 mortality improvement scale for its mortality assumptions.

CSC records the projected benefit obligation and accumulated other comprehensive income impact related to the FC career achievement plan.

The following table presents CSC's projected benefit obligation at December 31, 2016:

Projected benefit obligation at end of year [1]	$	26

[1] This amount is recognized as a liability on CSC's consolidated balance sheets and also depicts the accumulated benefit obligation.

The following table presents the components and amounts impacting accumulated other comprehensive income on CSC's consolidated balance sheets as of December 31, 2016:

Amount recognized in accumulated other comprehensive income	$	1

14. Taxes on Income

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction of income taxes payable, are remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement. Such tax amounts totaled a net reduction in taxes payable of $43 million in 2016. The temporary differences that created deferred tax assets and liabilities as of December 31, 2016 are detailed below:

Deferred tax assets:		
Employee compensation, severance and benefits	$	155
Facilities lease commitments		25
Reserves and allowances		10
State and local taxes		2
Other		4
Total deferred tax assets		196
Deferred tax liabilities:		
Capitalized internal-use software development costs	$	(118)
Depreciation and amortization		(19)
Total deferred tax liabilities		(137)
Deferred tax asset – net	$	59

The Company's unrecognized tax benefits totaled $83 million as of December 31, 2016.

At December 31, 2016, there were $77 million of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate.

At December 31, 2016, Schwab had accrued approximately $3 million for the payment of interest and penalties. Federal returns for 2011 through 2015 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

(Tabular amounts in millions, except option price amounts)

15. Regulatory Requirements

Schwab is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Schwab computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. At December 31, 2016, 2% of aggregate debit balances was $355 million, which exceeded the minimum dollar requirement for Schwab of $250,000. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2016, Schwab's net capital was $1.8 billion (10% of aggregate debit balances), which was $1.5 billion in excess of its minimum required net capital and $959 million in excess of 5% of aggregate debit balances.

Schwab is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and other applicable regulations, which requires Schwab to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2016 totaled $22.4 billion. On January 4, 2017, the Company deposited a net amount of $1.6 billion of cash into its segregated reserve bank accounts.

Certain broker-dealers have chosen to maintain proprietary securities accounts at Schwab. Schwab computes a separate reserve requirement for Proprietary Accounts of Broker-Dealers and had a portion of its cash and investments segregated to meet this reserve requirement at December 31, 2016.

16. Geographic Concentration

At December 31, 2016, 23% of Schwab's total client accounts were located in California.

17. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2016, through the date the consolidated statement of financial condition was issued. Based on this evaluation, other than as recorded or disclosed within this consolidated statement of financial condition and related notes, the Company has determined none of these events were required to be recognized or disclosed.

****